Exhibit 99.1

NMG Announces Offtake Agreement with GM for Canadian Graphite and US$150 Million Equity Investment

NMG is Developing What is Projected to Be the First Fully Integrated Source of Natural Graphite Active Anode Material in North America

+ NMG and GM have agreed to sign a multiyear supply agreement for 18,000 tonnes per annum of active anode material, covering a significant portion of NMG’s expected Phase-2 integrated production, from graphite ore to battery materials.

+ GM commits to a US$150 million investment in two tranches, subject to certain closing conditions, to support advancement and ultimately construction of NMG’s Phase-2 operations.

+ Announcement coincides with parallel offtake agreement with Panasonic Energy, which combined with GM’s Supply Agreement, covers approximately 85% of NMG’s planned active anode material production at its Phase-2 Bécancour Battery Material Plant.

+ GM’s Tranche 1 Investment and Supply Agreement support NMG’s execution plan for its Phase-2 Matawinie Mine and Bécancour Battery Material Plan, marking a significant milestone toward a subsequent tranche investment of up to an additional US$275 million in the aggregate from anchor customers, subject to certain conditions.

+ Collaboration provides GM with a source of carbon-neutral active anode material to support its EV production, adding to GM’s progress in developing a more sustainable and resilient North American-focused EV supply chain.

+ Graphite is a key battery raw material, making up more than 95% of the anode side of lithium-ion batteries for EVs and clean energy storage systems.

+ Shareholders, analysts, and media are invited to attend an Investor Briefing today at 10:30 a.m. ET hosted by NMG’s Management Team via webcast.

MONTRÉAL--(BUSINESS WIRE)--February 15, 2024--Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) and General Motors Holdings LLC (“GM”), a wholly owned subsidiary of General Motors Co. (NYSE: GM), have agreed to sign a supply agreement (the “Supply Agreement”) upon closing of the Tranche 1 Investment, in which NMG will provide 18,000 tonnes per annum (“tpa”) of its expected Phase-2 active anode material output to GM upon reaching full production for an initial term of six years. In complement to the Supply Agreement, NMG and GM entered into a subscription agreement (the “Subscription Agreement”) in which GM commits an aggregate US$150 million equity investment in NMG, subject to certain closing conditions, to develop what is projected to be the first fully integrated natural graphite active anode material project of its kind in North America; a local, carbon-neutral, reliable, sizeable, and ESG-driven source of natural graphite for the electric vehicle (“EV”) and lithium-ion battery market.

GM will make an initial US$25 million equity investment in NMG (the “Tranche 1 Investment”) to support the advancement of NMG’s Phase-2 operations – the Matawinie Mine and the Bécancour Battery Material Plant – in line with GM’s battery manufacturer’s specifications. GM also commits to subscribe for a further US$125 million of equity upon the successful completion of conditions precedent and a positive final investment decision (“FID”) (the “Tranche 2 Investment” and together with the Tranche 1 Investment, the “Transaction”).

Arne H Frandsen, Chair of NMG, declared: “We welcome GM as a shareholder, invested in our robust North American commercial plan as well as our ESG commitments to responsible production and partnered development with First Nations and communities. On behalf of the Board of Directors, I commend NMG's team for their outstanding work in defining what is set to become a thriving relationship providing certainty of supply for GM, a roadmap to value creation for stakeholders, and a robust foundation for growth for shareholders.”

Jeff Morrison, Vice President, Global Purchasing and Supply Chain at GM, stated: “Our collaboration with NMG is a milestone for the industry, and in our ongoing development of a more sustainable and resilient battery supply chain. From our assembly plants and battery cell plants in the U.S., to our investments across the supply chain, we are developing a North American EV ecosystem aimed at benefiting consumers, expanding economic opportunity, and creating a competitive advantage for GM.”

Eric Desaulniers, Founder, President, and CEO of NMG, reacted: “From neighbours in Bécancour to now business partners, GM and NMG align on a vision for a striving and local integrated supply chain, from ore to EVs. North America is rich in resources, manufacturing capacity, talents, and innovation. We are leveraging these ingredients to drive a zero-emission future. Today marks a momentous milestone for NMG, highlighting the progress made towards our Phase 2 and the Company’s sound business plan of becoming North America’s largest fully integrated natural graphite active anode material producer to serve the booming Western battery and EV market.”

More than 95% of the anode side of EV batteries is made from graphite, making it the most demanded raw materials of all battery metals (Benchmark Mineral Intelligence, January 2023). Natural graphite responsibly extracted at NMG’s Phase-2 Matawinie Mine will be transported to the Phase-2 Bécancour Battery Material Plant to be processed into active anode material before being delivered to battery cell plants for ultimate incorporation as batteries in GM’s EVs.

With a confirmed multiyear supply commitment from GM supplemented with the Tranche 1 Investment, NMG has now the means and technical parameters in hand to advance engineering of the Company’s Phase-2 Bécancour Battery Material Plant. This plant is planned to be built within the same industrial park as GM and POSCO Future M’s Cathode Active Material (“CAM”) processing facility, the CA$600-million Ultium CAM plant currently in construction.

Today’s announcement also supports NMG’s engagement with potential lenders, strategic investors, and governments with greater visibility on bankability for the project financing linked to a positive FID decision for the Company’s integrated Phase-2 Matawinie Mine and Bécancour Battery Material Plant. Lenders' input has been provided throughout discussions with GM to facilitate a successful financing at FID.

Supply Agreement

The Supply Agreement provides for supply of a volume of 18,000 tpa, once NMG reaches full production, of active anode material by NMG to GM for an initial 6-year term from the commencement of the Company’s Phase-2 production. The sales will be based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for GM. The Supply Agreement is subject to conditions precedent which are standard for a project of this nature. The Supply Agreement contains standard termination rights for an agreement of this nature.

Strategic Investment & Investor Rights Agreement

In connection with the Tranche 1 Investment, GM has agreed to subscribe for 12,500,000 common shares in the capital of NMG (the “Common Shares”) and 12,500,000 common share purchase warrants (the “Warrants”) for aggregate proceeds of US$25 million. Such Warrants are generally exercisable in connection with the Tranche 2 Investment at FID in accordance with their terms. Each Warrant will entitle the holder thereof to acquire one Common Share (“Warrant Share”) at a price per Warrant Share equal to the lower of (i) US$2.38 per Common Share, and (ii) the amount in US Dollars per Common Share equal to the closing price of the Common Shares on the trading day immediately following the date on which the Tranche 1 Investment is announced. The exercise of the Warrants is subject to certain ownership limitations.

NMG will use the net proceeds from the Tranche 1 Investment for the development of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

NMG and GM will also enter into an investor rights agreement (the “Investor Rights Agreement”) which includes registration rights at the closing of the Tranche 1 Investment. Pursuant to the Investor Rights Agreement, the GM securities will be subject to a “lock-up” for a period of 18 months from the date of the Tranche 1 Investment. The Investor Rights Agreement also provides GM with certain rights relating to its investment in NMG, including certain board nomination and anti-dilution rights. Copies of the Subscription Agreement, the Offtake Agreement, and the Investor Rights Agreement will be available on the Company’s page on SEDAR+ www.sedarplus.ca and on EDGAR at www.sec.gov, and the summary of the such agreements contained herein is qualified in its entirety by the reference to such documents.

NMG’s Active Anode Material

Thanks to active technical engagement between the parties, active anode material produced at NMG’s Phase-1 facilities has been supplied to and tested by GM’s battery manufacturer to confirm alignment with its distinct specifications and quality standards.

NMG’s fully integrated production in Québec, Canada, from ore to active anode material, provides guarantee of a local, traceable, and reliable source for GM’s supply chain. The Supply Agreement integrates sourcing requirements under the Inflation Reduction Act's consumer EV tax credit provisions, a condition aligned with NMG’s localization and value chain design.

NMG’s active anode material has demonstrated minimal environmental footprint in an ISO-compliant life cycle assessment thanks to the Company’s planned all-electric operations powered by renewable energy combined with clean processing technologies. NMG has also been identified as “Industry Leading” in Benchmark Mineral Intelligence’s natural graphite sustainability index, the only producer to have been qualified in the category following a comprehensive examination of ESG practices, transparency, and engagement.

Decarbonization efforts, trade regulations, and recent geopolitical developments reaffirm the importance of establishing of a local, resilient, and ESG-driven supply chain of graphite to support battery and EV production. NMG is targeted to become the largest natural graphite producer in North America, fully integrated from ore to active anode material, and with demonstrated sustainability performance.

Complementary Information

NMG has also announced having entered a multiyear binding offtake agreement with Panasonic Energy Co., Ltd. and a private placement with Panasonic Holdings Corporation. Other strategic investors have also concurrently committed to an investment of US$37.5 million in NMG via a private placement. Additional information regarding such transactions is available on the Company’s website, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Shareholders, analysts, and members of the media are invited to attend a webcast Investor Briefing this morning, Thursday, February 15, 2024, at 10:30 a.m. ET. Hosted by President and CEO Eric Desaulniers with the participation of NMG’s Management Team, the briefing will entail a technical presentation followed by a question-and-answer session. Registration should be completed prior to the start of the briefing at: https://us06web.zoom.us/webinar/register/WN_VmhZvajOQJ2yICWrk9ySzQ.

A brief interview with Eric Desaulniers on this announcement is also available for viewing here: https://youtu.be/kRkK3pPbqn4. Members of the media may download high-resolution files at https://we.tl/t-t9Nwt9RiQR and make additional interview or information requests to Julie Paquet, Vice President, Communications & ESG Strategy at NMG.

Completion of the transaction remains subject to customary regulatory approvals, including approval of the TSX Venture Exchange and NYSE, shareholder approval in respect of the Tranche 2 Investment, and other customary closing conditions. Copies of the Subscription Agreement, the Offtake Agreement, and the Investor Rights Agreement will be available on the Company’s page on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About GM

General Motors (NYSE:GM) is a global company focused on advancing an all-electric future that is inclusive and accessible to all. At the heart of this strategy is the Ultium battery platform, which will power everything from mass-market to high-performance vehicles. General Motors, its subsidiaries and its joint venture entities sell vehicles under the Chevrolet, Buick, GMC, Cadillac, Baojun, and Wuling brands. More information on the company and its subsidiaries, including OnStar, a global leader in vehicle safety and security services, can be found at www.gm.com.

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the closing of the Transaction, including Tranche 1 Investment and Tranche 2 Investment, a positive final investment decision and closing of project financing, closing of the potential total equity investments of US$275 million from GM, Panasonic Holdings Corporation and its co-investors, the Company’s projection of becoming North America’s largest fully integrated active anode material producer, the anticipated benefits of the transactions described herein, the satisfaction of the conditions to closing the transactions and the timing thereof, receipt of any regulatory approvals or shareholder approval in respect of the Transaction, the intended use of proceeds from the Tranche 1 Investment, anticipated benefits to GM in connection with the Transaction, the Company’s relationship with its stakeholders, including First Nations and communities, the positive impact of the foregoing on project economics and shareholder value, the realization of the condition precedents of the Supply Agreement and its entry into force, the supply of active anode material to GM, the Company’s planned all-electric operations, fulfillment of the closing conditions and completion of the Transaction, the intended production of eco-friendly advanced materials , trends in legislation, consumer preferences, industry standards, markets and technology, the intended results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available on SEDAR+ (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com